CLEARSIGN COMBUSTION CORPORATION

12870 Interurban Avenue South

Seattle, Washington 98168

April 20, 2012

VIA EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance/Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearSign Combustion Corporation

Registration Statement on Form S-1

Filed on November 14, 2011 and amended on December 28, 2011,

February 7, 2012, March 9, 2012, April 6, 2012 and April 18, 2012

File No. 333-177946

Dear Ms. Ravitz:

ClearSign Combustion Corporation (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4 p.m., Eastern time, on April 24, 2012 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ Richard Rutkowski
Richard Rutkowski, Chief Executive Officer